INSTRUCTIONS FOR PREPARATION OF VOTING INSTRUCTION FORMS

This sample Voting Instruction Form is provided for informational purposes for direct mailings to Non-Objecting Beneficial Owners (“NOBOs”) . It is the issuer’s responsibility to ensure that their Voting Instruction Form for NOBOs contains the information required by applicable regulations and securities laws and that it matches the proxy for wording and numbering of resolutions. Pacific Corporate Trust Company will not accept responsibility for any deficiencies in the wording or content of this sample Voting Instruction Form.

1.

Once you have selected and downloaded this document from our website, you will be viewing it with your web browser. In order to open the document in MS WORD, select “File” and “Save As”. Save the file with the name of your choice in the location of your choice. Then reopen the document using MS WORD.

2.

Because of the landscape format of the VIF, page 1 of the form (currently page 2 of this document) has been set up as two columns with a column break inserted above the address box on the left. Click on “VIEW” and select “PRINT LAYOUT” to view the VIF in column format. To view all of the formatting codes within the VIF on the screen, click on " on the main toolbar. Note that you can select “File” and “Print Preview” at any time to see how your document will look once it is printed.

3.

This document is currently protected from making changes, except for the meeting information form fields at the top left on page 1 of the form (type of meeting, issuer name, date, time and location) and the CSR’s name on page 2. To customize each of these form fields now, use the TAB key or your mouse to move between them and enter the information specific to the applicable meeting.

4.

Now unprotect the document to make any remaining changes and to customize the resolutions table for this meeting. To do this, select “TOOLS” and “UNPROTECT DOCUMENT”. BC Companies using this proxy for an Annual meeting may combine resolution numbers 2 and 3. IMPORTANT: The remaining wording on the left side of this form and the reverse of the form is standard and should not be changed. Also, the address box on the front page, at the bottom left side must remain in this exact position and at this exact size. This box is used by the mailing house to print the NOBO’s name, address, financial institution and electronic voting codes directly onto the form, so that it will be visible when inserted into a 9” x 12” window envelope along with the accompanying meeting materials. If you need to make extensive changes to the form, please ensure that this required box is not deleted, moved or resized.

5.

The Resolutions have been prepared in a TABLE FORMAT and inserted into the right column. Please leave them in TABLE FORMAT as it allows for smooth and unaltered conversion into PDF format prior to SEDAR filing. Automatic Paragraph Numbering (“FORMAT”, then “BULLETS AND NUMBERING”) has also been used so if you wish to amend a resolution, go to the text of the resolution and make your changes. If you wish to insert an entirely new resolution using the mouse, place the cursor at the beginning of the row below which you wish to insert a new resolution, click on “TABLE”, select “INSERT” and then “ROWS BELOW”. The new row will be automatically numbered with the next consecutive number, and the existing rows being automatically re-numbered. You may then type in your new resolution.

6.	“N/A” must be inserted in either the “Against” or “Withhold” column, whichever option is not allowed for the applicable resolution.

7.	Delete any unneeded sample resolutions left on the VIF. If there are more than 22 resolutions for this meeting, add new resolutions after #22 by hitting the TAB key from the WITHHOLD column of #22.

8.

PAGE 2 of this VIF is also set up in LANDSCAPE, but without columns. The wording is standard and should not be changed except for the voting methods, at the bottom of this page if necessary (e.g., the Telephone and Internet voting methods should be deleted if security holders are not being given these options).

9.	Print and delete this instruction page before printing your VIFs.

10.	Save your changes when you are satisfied with them.

11.	Print your Voting Instruction Forms double-sided and on BLUE PAPER to distinguish them from the proxies for the registered securityholders.

Requestfor VotingInstructions(“VIF”)

SPECIAL MEETING OF SHAREHOLDERS OF RIPPLE LAKE DIAMONDS INC. TO BE HELD AT 10TH FLOOR – 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, AUGUST 16, 2007, AT 10:00 AM	SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
To our securityholders:	(For full details of each resolution, please see the enclosed Information Circular)

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

		For	Against	Withhold
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.	1. To pass a special resolution
        consolidating the Company’s
        common shares on a 1-new for
        10-old common share basis, or
        such lesser number of common
        shares for the Company to be in
        compliance with the Policies of
	the TSX Venture Exchange			N/A

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.	2. To pass a special resolution
        changing the name of the
        Company to "Devonshire
        Resources Ltd.", or such other
        name that may be decided upon
        by the Directors of the Company
        and acceptable to the regulatory
        authorities, and altering the
        Company's Notice of Articles
	accordingly			N/A

SECURITYHOLDER SIGN HERE: _____________________
3. To transact such other business as may properly come before the Meeting.
DATE SIGNED: ___________________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

Pleasecomplete the followingonly if you or someoneother than a management representativewill be attendingthe meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ___________________________________

SECURITYHOLDER SIGN HERE: ____________________________________________________________

DATE SIGNED: _________________________________________________

      If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact HEATHER PLUME at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1.	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

2.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

3.	This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

4.	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

5.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

6.

If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

7.

To be represented at the Meeting, VIFs submitted must be received no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote. pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683) .
Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.OUR PROXY BY
Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.